SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mario Schollmeyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024, Amendment No. 2 filed with the SEC on April 17, 2024 and Amendment No. 3 filed with the SEC on April 19, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Risk Factors

New risk factor disclosure under the section entitled “Risks Relating to our Company After the Completion of the Transaction” is inserted immediately following the risk factor entitled “If we must replace Seller, we might be unable to reposition the Property on as favorable terms, or at all” as follows:

Under the Seller Lease Agreement, we will have maintenance and repair obligations for the Property. We may not have sufficient cash to pay for those repairs.

Under the Seller Lease Agreement, we will have maintenance and repair obligations for the Property with respect to roof, shell, core and systems, which could result in significant expense to us. We expect to pay for any such maintenance or repairs with cash at hand. Although we expect to initially maintain significant cash on our balance sheet as a result of the Equity Forward Transaction, our cash resources may decline over time, including, but not limited to, as a result of operating expenses, cash used in connection with potential future acquisitions or if we elect to redeem the Series A Preferred Stock in whole or in part. Accordingly, our cash may be insufficient to pay for significant or unexpected maintenance and repairs. If we are unable to satisfy our maintenance and repair obligations to Seller, Seller would have the right to elect to make the necessary repairs itself, which could decrease the aggregate rent amounts owed to us under the Seller Lease Agreement. Any such reduced rent payments would be expected to negatively affect our cash-flows and results of operations.

We may not receive timely reimbursements from Seller for the costs of maintenance and repairs undertaken by us.

Under the Seller Lease Agreement, the Seller, as tenant, will reimburse us for any payments made by us in satisfaction of our maintenance and repair obligations with respect to roof, shell, core and systems, which could be significant. There can be no assurance that Seller or DISH, as guarantor, will have sufficient cash resources to pay any such reimbursements to us in a timely manner or at all. If Seller or DISH, as guarantor, were unable to pay reimbursements to us when due or failed to do so for any reason, that could materially and adversely affect our cash flows and results of operations. See “—The post-Transaction company will depend on a single tenant for substantially all of its revenues” for further discussion of risks related to Seller’s inability or other failure to meet its obligations to us.

Information About CONX Following the Transaction

The first paragraph of the section entitled “General” on page 40 is amended and restated as follows:

Following the Transaction Closing and our entry into the Seller Lease Agreement, we will derive revenues in the near term primarily from rent received pursuant to the Seller Lease Agreement. The Seller Lease Agreement is a “triple-net” lease. The Seller Lease Agreement will provide us with a predictable revenue stream with embedded growth potential. The form of Seller Lease Agreement that will be executed as of the Transaction Closing currently provides that Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. Prior to the Transaction Closing, we and Seller intend to amend the form of the Seller Lease Agreement to allocate the responsibilities for management of the Property among the Company and Seller, as tenant, such that maintenance and repair obligations with respect to roof, shell, core and systems will be assumed by the Company and all remaining routine responsibilities (such as general maintenance and repair) will be assumed by Seller. Seller, as tenant, will be required to reimburse us for any payments made by us in satisfaction of our maintenance and repair obligations with respect to roof, shell, core and systems. Seller will have no such reimbursement obligation to us with respect to maintenance and repairs that are the responsibility of Seller, as tenant, except that, if Seller does not perform its maintenance and repair obligations and we elect to perform those obligations instead, Seller will be obligated to reimburse our expenses for such maintenance or repairs.

The Transaction

The first paragraph under the section entitled “Seller Lease Agreement” on page 47 is amended and restated as follows:

Seller Lease Agreement

At or prior to the Transaction Closing, Seller and CONX will enter into the Seller Lease Agreement, pursuant to which Seller (or an affiliate of Seller) will lease back the Property from the Company. The Seller Lease Agreement provides for (i) an initial term of approximately 10 years, (ii) a base rent payable during the first year of the initial term of $228,500 per month, which will escalate annually at a rate of two percent per annum and (iii) two five-year renewal options for Seller, with the base rent upon a renewal to be revised to fair market value and subject to the same annual escalation terms. All of Seller’s obligations under the Seller Lease Agreement will be guaranteed by DISH, an affiliate of Seller. The Seller Lease Agreement is a “triple-net” lease. The Seller Lease Agreement will provide us with a predictable revenue stream with embedded growth potential. The form of Seller Lease Agreement that will be executed as of the Transaction Closing currently provides that Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. Prior to the Transaction Closing, we and Seller intend to amend the form of the Seller Lease Agreement to allocate the responsibilities for management of the Property among the Company and Seller, as tenant, such that maintenance and repair obligations with respect to roof, shell, core and systems will be assumed by the Company and all remaining routine responsibilities (such as general maintenance and repair) will be assumed by Seller. Seller, as tenant, will be required to reimburse us for any payments made by us in satisfaction of our maintenance and repair obligations to us with respect to roof, shell, core and systems. Seller will have no such reimbursement obligation with respect to maintenance and repairs that are the responsibility of Seller, as tenant, except that, if Seller does not perform its maintenance and repair obligations and we elect to perform those obligations instead, Seller will be obligated to reimburse our expenses for such maintenance or repairs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer